

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re:** **Tecnoglass Inc.**
> **Post-effective Amendment No. 1 to Form S-1 on Form S-3**
> **Filed June 25, 2015**
> **File No. 333-193882**

Dear Mr. Dias:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your registration statement File No. 333-193882 was declared effective on June 16, 2014 and served as a post-effective amendment to File No. 333-178061. That registration statement included your audited financial statements for the year ended December 31, 2013 and should have been updated pursuant to Section 10(a)(3) on or before April 30, 2015. Please tell us whether you made offers and sales during the period in which your audited financial statements were not current. If offers and sales were conducted, please provide us with an analysis of your compliance with Section 5 of the Securities Act.

2.   It appears you are seeking to register the resale of up to 31,266,523 shares of your common stock yet, the underlying registration statement on Form S-1, File No. 333-193882, registered the resale of 7,795,075 shares. Please be advised that Rule 413 of the

Securities Act does not permit the registration of additional shares by post-effective amendment. To the extent you wish to register additional shares, you must do so on a new registration statement.

3.   Please provide us with an analysis as to why you believe you are eligible to register your primary offering of 11,000,000 ordinary shares and 900,000 warrants on Form S-3.

4.   Please revise to ensure that the number of shares being registered is consistent throughout your filing. For example, we note that there is a different disclosed number of shares being offered for resale in each of the prospectus cover page, "The Offering" on page five, and "Selling Securityholders" on page 18.

Selling Securityholders, page 19

5.   For any selling securityholder that is a legal entity, please identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling securityholder. For further guidance, please refer to Question 140.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

Acquisition of Resale Securities, page 21

6.   Please briefly describe *all* the transactions pursuant to which the selling securityholders acquired the securities being offered for resale.

Exhibit Index

7.   Please disclose the "Form" and "Filing Date" for your legal opinions by Maples & Calder and Graubard Miller, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
Jeffrey Gallant, Esq.
Graubard Miller